Exhibit 99.7

For immediate release April 20, 2007	Media: Mitchell Brown 610-825-7100

CENTRO PROPERTIES GROUP COMPLETES ACQUISITION
OF NEW PLAN EXCEL REALTY TRUST

NEW YORK, April 20 — Centro Properties Group (ASX: CNP) today announced that it has completed its acquisition of New Plan Excel Realty Trust, Inc. (NYSE: NXL). The acquisition was completed by means of a merger of Super MergerSub, Inc. (“MergerSub”), an affiliate of Centro, and New Plan, following the successful tender offer for New Plan’s common shares.

Andrew Scott, Chief Executive Officer of Centro, commented: “We are pleased to announce the successful completion of Centro’s acquisition of New Plan, and we are excited with the opportunity this acquisition represents for Centro.  Centro Watt’s fully-integrated national platform is well placed to manage the diverse style and geographic mix of its expanded U.S. retail property platform.”

On April 19, 2007, MergerSub announced that approximately 88.0% of the outstanding shares of New Plan common stock had been tendered and were accepted for payment in MergerSub’s tender offer, which expired at 12:00 midnight, New York City time, on April 18, 2007.  MergerSub also announced that it intended to exercise the top-up option under the previously announced merger agreement to purchase from New Plan, at a price of $33.15 per share (the same price as the offer price in MergerSub’s tender offer), a number of additional shares of common stock sufficient to permit MergerSub to effect a short-form merger of MergerSub into New Plan under Maryland law without the vote of or any other action by the remaining New Plan stockholders.  MergerSub exercised its top-up option on April 19, 2007, and on April 20, 2007, the short-form merger became effective.  In the merger, all outstanding shares of New Plan common stock were converted into the right to receive $33.15 net per share in cash, without interest thereon and less any required withholding taxes (the same price as the offer price in MergerSub’s tender offer).

Following the closing of the merger, the surviving corporation was liquidated into another Centro affiliate, and holders of New Plan’s Series D preferred shares and Series E preferred shares will receive liquidating distributions in accordance with their terms.

About Centro Properties Group (ASX: CNP)

Centro Properties Group specializes in the ownership, management and development of shopping centers. Centro is Australia’s largest manager of retail property investment syndicates with over 80% market share as well as being a leading manager of direct property funds and wholesale funds which invest in Centro’s quality retail properties in Australasia and the United States. Centro has a market capitalization of A$7.6 billion and funds under management of A$15.6 billion. Centro continues to maximize returns to investors through its customer focused and value adding team based approach. Please visit www.centro.com.au.

About New Plan Excel Realty Trust, Inc. (NYSE:NXL)

New Plan is one of the nation’s largest real estate companies, focusing on the ownership, management and development of community and neighborhood shopping centers.  The Company operates as a self-administered and self-managed REIT, with a national portfolio of 467 properties, including 177 properties held through joint ventures, and total assets of approximately $3.5 billion.  The properties are strategically located across 38 states and include 453 community and neighborhood shopping centers, primarily grocery or name-brand discount chain anchored, with approximately 67.6 million square feet of GLA, and 14 related retail real estate assets, with approximately 658,000 square feet of GLA.  For additional information, please visit www.newplan.com.

Forward-Looking Statements

This release contains forward-looking statements. This forward-looking information is based on Centro’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied.  Centro undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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